SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                                 Commission File Number 0-30711
                                                                        -------

(Check  One)
[X]  Form  10-K  and  Form  10-KSB     [  ]  Form  11-K
[  ]  Form  20-F     [ ]  Form  10-Q  and  Form  10-QSB   [  ]  Form  N-SAR

     For  period  ended    June 30, 2004
                           ----------------

[  ]  Transition  Report  on  Form  10-K  and  Form  10-KSB
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  11-K
[  ]  Transition  Report  on  Form  10-Q  and  Form  10-QSB
[  ]  Transition  Report  on  Form  N-SAR

     For  the  transition  period  ended
                                          -----------------------------------

     Read  Attached  Instruction  Sheet  Before Preparing Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

     Full  name  of  registrant   SiVault Systems, Inc.
                                  --------------------------

     Address  of  principal  executive  office  500  Fifth  Avenue,  Suite  1650
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     City,  State  and  Zip  Code    New  York,  New  York     10110-0002
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                                    PART II
                             RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The report was not able to be filed without unreasonable effort or expense by the initial due date as a result of unanticipated delays, including delays associated with recent management changes, in preparing the Registrant's financial statements for the year ended June 30, 2004. As such, our auditors have not had ample opportunity to complete their audit of our year-end financial statements.

                                    PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     Chris Farnworth                    212               931-5760
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                                    (Area  Code)     (Telephone  Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                                   [X]  Yes          [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   [X]  Yes          [ ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

     For the year ended June 30, 2003, we incurred a net loss of approximately $13.5 million and a loss from continuing operations of approximately $9.7 million. For the year ended June 30, 2004, we anticipate that our net loss and our loss from continuing operations will decrease, though we are not presently in a position to estimate the amount of the decrease since the audit is not yet complete.


                              SiVault Systems, Inc.
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                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 28, 2004             By:  /s/  Chris Farnworth
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                                           Chris Farnworth
                                           Vice President, Corporate Development
                                           and Secretary